EXHIBIT 2

LETTER DATED JUNE 25, 2002

June 25, 2002

Prime Retail, Inc.
100 East Pratt Street
19th Floor
Baltimore, Maryland 21202
Attention: Board of Directors

Gentlemen:

Fortress Investment Group LLC (together with its affiliates, “Fortress”) is pleased to submit this revised non-binding proposal to sponsor a recapitalization of Prime Retail, Inc. (the “Company”). Last Friday, June 21, we met with Howard Amster, a significant preferred shareholder in his capacity as a shareholder of the Company. Present at that meeting was Bob Brvenik and John A. Shoenfeld, a representative of Houlihan Lokey. We believe that the meeting was quite productive as Mr. Amster was extremely effective in communicating his objectives as a holder of the Company’s various equity securities. This letter represents our attempt to reflect those objectives in a revised proposal to the Company. We believe that this transaction is economically in the best interests of existing shareholders and is one in which the shareholders should have an opportunity to review and participate.

Structure of Acquisition

General

Our proposal first calls for a cash tender offer for any and all shares of the Company’s preferred and common stock. The cash purchase prices shall be as follows:

	Market Price	Offer Price	Offer	Total
Class	Per Share(1)	Per Share	Premium	Value

Series A Preferred	$4.99	$8.00	60%	$18,400
Series B Preferred	2.76	5.00	81%	39,100
Common(2)	0.12	0.20	67%	8,700

Total				$66,200

(1)  Based upon trailing 30-day average.

(2)  Exclusive of common units.

Our recapitalization proposal is not subject to financing but will be conditioned upon receiving consent from not less than two-thirds of the outstanding shares of each class of preferred stock and two-thirds of the outstanding shares of common stock. We contemplate that a merger would be completed shortly after consummation of the tender offer resulting in all preferred stock being converted into common equity.

In order to provide stockholders with the greatest flexibility, we are prepared to offer to each class of securities the choice of either (a) cash, or (b) at the election of each holder of such class, a combination of cash and up to

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100% of such consideration for that class in new common equity of the recapitalized Company. Holders electing to receive new equity in the recapitalized Company in lieu of cash will also receive warrants in the form of dividend equivalent rights (“DERs”) representing 10% of the outstanding common stock of the Company immediately following the recapitalization of the Company. The DERs will have a five-year term and will have a strike price equal to 110% of the issue price of the recapitalized common stock of the Company. The holders of the DERs will participate in the receipt of dividends of the Company following payment to shareholders of the first $15 million of dividends.

In addition, the Company will conduct a rights offering (the “Rights Offering”) to purchase $50 million of newly issued common stock of the Company to be used to refinance existing corporate debt of the Company and for working capital purposes. Fifty-percent of the Rights Offering will be offered to current shareholders and fifty-percent of the Rights Offering will be offered to Fortress. In addition, Fortress will agree to “backstop” 100% of the Rights Offering not otherwise subscribed to by existing shareholders. Fortress’ obligation to purchase shares pursuant to the Rights Offering will be conditioned, among other things, upon completion of the recapitalization of the Company as described above.

Total uses for the transaction will include amounts necessary to repay all corporate level debt, provide the Company with sufficient working capital and to cover transaction costs. A table of estimated uses is shown below (assuming all shareholders elect to receive new equity in lieu of cash):

Uses		Sources

Mezzanine (1)	$15,000	Fortress Equity	$40,000
Bridge Debt (1)	14,000	Preferred A Equity (Exchanged)	18,400
Preferred A	18,400	Preferred B Equity (Exchanged)	39,100
Preferred B	39,100	Common Equity (Exchanged)	8,700
Common	8,700	Rights Offering Equity (3)	10,000
Deal Costs (2)	5,000
Working Capital	16,000

Total Uses	$116,200	Total Sources	$116,200

(1)  Assumes a projected balance.

(2)  Fortress will be allocated $2.4 million to cover the fees and expenses of its advisors (including legal) and the Company will be allocated $2.6 million to cover the fees of its advisors (including legal). Any transaction costs in excess of $5.0 million will be allocated to reduce the consideration paid to the common shareholders.

(3)  Assumes existing shareholders subscribe for $10 million of the Rights Offering.

Assuming all holders elected to take the maximum amount of new equity pursuant to our recapitalization plan (and $10 million of the Rights Offering), the resulting ownership of the Company would be as follows:

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Ownership %

Series A Preferred	17.0%
Series B Preferred	36.2%
Existing Common	8.1%
New Rights Offering	7.7%
Fortress	31.0%

Total	100%

Treatment of the Company’s operating partnership unit holders is described in greater detail below.

Fortress is prepared to commence the proposed recapitalization following completion of confirmatory due diligence. Confirmatory due diligence is expected to last for a period of two weeks and will commence upon the execution of a mutually acceptable exclusivity agreement. Given the level of familiarity we have with the Company’s personnel and operations, we believe that the above time frame is readily achievable. Our confirmatory due diligence is expected to focus on the following items:

•	Legal due diligence-material contracts, change of control provisions, etc.

•	Tax due diligence-treatment of unit holders

•	Litigation matters

•	Selective property visits

To the extent that our due diligence has been completed to our satisfaction, we would expect that the exclusive period would be extended to the extent that all legal documentation relating to the recapitalization proposal has not been finalized.

The proposed recapitalization would depend upon the satisfaction of the following conditions:

The receipt of all required consents to a transfer from any lender, joint venture partner or counter-party which consent will be to the satisfaction of Fortress in its sole discretion;

Completion of the proposed recapitalization of the “bridge loan” assets;

The Company shall not be in default under any loan or other agreement (other than debt being repaid in full);

Customary waivers of contractual or statutory impediments as they relate to Fortress’ execution of the proposed transaction, including, but not limited to, any excess share provision;

An agreement with the Board supporting the proposed transaction;

The execution of final, binding documentation that include standard terms, conditions, representations, warranties and covenants for transactions of this type, including, without limitation, entering or amending material contracts, sales of assets and payments of dividends.

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Treatment of Unit Holders

Fortress is aware of the potential tax consequences that exist with respect to holders of operating partnership units, and in particular those with negative capital accounts. Fortress is also aware that there are contractual obligations that the Company or operating partnership has with certain unit holders. We also believe that any transaction should not create incremental risk to the unit holders. However, based upon our preliminary review of the issues raised, we believe it highly likely that a mutually acceptable arrangement could be reached with the unit holders and do not expect these issues to provide an impediment to completion of a transaction.

Governance

We would anticipate that the day-to-day management of the Company would remain with the existing senior management, though we would anticipate restructuring their compensation plans in order to fully align their interests with those investing in the recapitalization. Fortress, or its designees, would represent a majority of the Board of Directors with the remaining board members comprised of existing directors or other qualified individual as may be agreeable to Fortress.

Conclusion

We believe this revised proposal provides the Company with a highly executable recapitalization plan with minimal conditionality. The proposal offers preferred and common stockholders a liquidity option at a significant premium to current market prices while also providing such holders with the option to participate in the future success of the Company. The proposal also supplies the Company with capital necessary to stabilize its assets, which has been long overdue and critical to preserving value of the Company’s equity securities.

This proposal supercedes in its entirety our previous proposal dated June 4, 2002 to the Company. This proposal is non-binding and may be terminated by us at any time. We look forward to the opportunity to work with you towards the completion of a successful transaction. If there is anything further we can provide to help you understand our proposal, please do not hesitate to contact me at 212-798-6111 or Bill Doniger at 212-798-6136.

We look forward to hearing from you.

Sincerely,

Fortress Investment Group LLC

/s/ Wesley R. Edens
By: Wesley R. Edens
         Chairman

Cc: Howard Amster

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